June 13, 2016

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-07-16

Quaterra Announces Agreement with Freeport-McMoRan Nevada LLC to Extend
Funding of Yerington Copper Project, Nevada

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiary Singatse Peak Services LLC (“SPS”) today announced they have reached an agreement with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) to extend the current Stage 2 of Freeport Nevada’s option to acquire an interest in the Company’s Yerington Copper Project in Nevada for up to two years by Freeport Nevada making option payments totalling $5.75 million. Freeport Nevada is a wholly owned subsidiary of Freeport Minerals Corporation, which in turn is a wholly owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX).

In terms of today’s agreement, Stage 2 of Freeport Nevada’s earn-in option, which commenced in June last year, can be extended for up to four additional periods of six months each by Freeport Nevada making the following payments to SPS: $1.8 million on June 13, 2016; $1.25 million on December 13, 2016; $1.35 million on June 13, 2017; and $1.35 on December 13, 2017. (All amounts are expressed in U.S. dollars).

SPS intends to use the Freeport Nevada’s option payments for property maintenance, G&A and environmental compliance at its Yerington Copper Project. Freeport Nevada will have the right to terminate the agreement at any time with 60 days’ notice.

During the two-year extension period, SPS may propose special exploration programs, including work plans and budgets, to be undertaken with Freeport Nevada’s agreement under an annual drilling program. These programs will be funded by Freeport Nevada, at its discretion, through accelerated option payments. The Stage 2 extension option payments and any accelerated option payments will reduce the payments required for Freeport Nevada to earn its initial 55% interest in SPS.

SPS will continue to initiate and self-fund desktop studies to assess the over-all development potential at Yerington, and surface work including geophysical surveys to better understand the Bear porphyry copper deposit, one of three known copper deposits on the Company’s 51-square mile Yerington land package. Geophysical surveys will also assist in future drill site selection. Freeport Nevada has the option to participate in these studies as part of due diligence.

“We welcome the opportunity to continue working with Freeport Nevada at Yerington and appreciate its confidence and continued support for our efforts,” says Quaterra Chief Executive Officer Thomas Patton. “The ability for the company, under the extension agreement, to propose special exploration programs provides us with a strong incentive to identify compelling drill targets.”

Mr. Patton says that the recently completed six-hole exploration program was successful in extending mineralization at the Bear deposit an additional 2,000 feet north-northeast by 3,000 feet northwest-southeast. The mineralized intercept in four step-out holes was on average approximately 1,000 feet thick.

“These results make us even more confident that higher grade zones exist within this large porphyry copper system,” he says.

In June 2014, Quaterra and its subsidiaries Quaterra Alaska and SPS entered into an agreement which gives Freeport Nevada an option to earn to an initial 55% interest in SPS by providing $40.7 million in option payments to SPS. Today’s agreement has potentially extended that period by another two years. Freeport Nevada can earn a further 20% in SPS (increasing its holding to 75%) by spending $99.5 million or by funding a feasibility study, whichever comes first. Before then, Freeport Nevada can terminate the agreement at its discretion. Expenditures have been revised marginally from earlier disclosed amounts to address changes in property maintenance costs at Yerington.

Quaterra’s Yerington Copper Project – located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada – consists of the Bear porphyry copper deposit; the Yerington pit oxide and sulfide deposit previously mined by Anaconda; the MacArthur oxide and sulfide deposit; and several untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district. Quaterra has invested some $36 million in the Yerington District since 2006, and has released NI 43-101-compliant oxide and sulfide resources at both MacArthur and Yerington, and a preliminary economic assessment at MacArthur. Quaterra’s Yerington assets have the potential to be transformed into a large-scale, long-life copper mining operation.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the CEO of the Company, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQX: QTRRF) is a copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO

Quaterra Resources Inc.

For more information please contact:

Thomas Patton, Chairman & CEO
Quaterra Resources Inc.
604-641-2758

Gerald Prosalendis, President and COO
Quaterra Resources Inc.
604-641-2780

More information on Quaterra and its Yerington Copper Project can be found on the Company’s website at www.quaterra.com

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will receive option payments over the next 24 months; that exploration drilling will be undertaken, particularly at the Bear deposit; that results will define further mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Yerington assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.